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                                                                    Exhibit 99.6


            [HIGHFIELDS CAPITAL MANAGEMENT LETTERHEAD APPEARS HERE]

June 23, 1999

Jeremiah J. Sheehan
Chairman and Chief Executive Officer
Reynolds Metals Company
6601 West Broad Street
Richmond, VA 23261-7003

Dear Jerry,

We are writing to discuss recent comments you have made publicly and to a number of shareholders and industry sources with whom we have spoken. Their feedback has been very specific and consistent.

Your recent speeches and the company's June 1 press release indicate a willingness to pursue "M&A opportunities" including a "merger of equals." We believe this constitutes a public commitment to explore all alternatives to maximize shareholder value and are encouraged to see that the company is finally acknowledging that it needs to participate in the consolidation of the aluminum industry. Therefore, the time has come for the Board to form a committee of independent directors to whom the investment bankers working on this assignment report directly. Furthermore, the committee should have its own counsel to advise it of its fiduciary obligations to shareholders as various proposals are solicited, received and evaluated.

However, in contrast, in recent meetings with some of your larger shareholders, you have said Reynolds is only interested in merging with another company, possibly European, provided that Reynolds' management runs the combined entity. Apparently such a merger would rely on future synergies to create value for Reynolds' shareholders. Interested industry sources corroborate your unwillingness to consider transactions with them where you would risk ceding management control. We do not believe that you have the right nor the shareholder support to pursue such a pre-conditioned transaction. Furthermore, we believe that, by not simultaneously considering all alternatives to maximize value, you are putting your interests ahead of ours. As such, we believe that the Board needs to take control of this process to ensure that the interests of the owners of the company are placed ahead of those of management. Reynolds has a poor track record of managing its own assets, and shareholders believe that dismissing an attractive transaction simply because it would not afford you continued control is unacceptable.

Reynolds has neither the stock price nor the debt capacity to make a significant acquisition. Both businesses, base materials and packaging, are worth considerably more
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to larger, more efficient consolidators who can pay a premium and run them better. To this end, we are deeply disturbed by your comment at the annual meeting that Reynolds' role in the consolidation of the aluminum industry is analogous to that of International Paper in the paper industry. IP, a company where you now serve as a director, has paid questionable prices for acquisitions and as a result, its shares have consistently underperformed. We have heard from numerous shareholders who were also very offended by this comment.

As we now know, approximately 20% of the shares that voted at the recent annual meeting withheld support for the incumbent directors. We believe that an additional 10% either abstained or intended to withhold authority for their re-election but inadvertently miscast their votes. We think you will agree that, in the face of no alternative choice, this negative vote represents a very high level of dissatisfaction with the job the Board has done to enhance shareholder value and to critically evaluate management's performance. The feedback we have received from shareholders after their recent conversations with you corroborates this view.

By now it should be clear that your shareholders expect you to participate in industry consolidation through an extraordinary transaction, but only one that delivers them a premium value for their interests in Reynolds, in addition to any longer-term synergy values a business combination with another company might create. Any transaction you propose to the contrary will not be approved. Reynolds' management has provided no historical evidence to support the view that it should be the steward of growth, either in base materials or packaging. While we believe the packaging business has great growth prospects, the best owner/operator of those assets is not Reynolds and its current management team but a large consumer products company with a proven track record of exploiting brands and maximizing synergies.

We have heard first hand that a number of industry and financial buyers interested in acquiring Reynolds' assets have approached you or your advisors. As we noted earlier, these parties have been either rebuffed or informed that you are only interested in a business combination in which Reynolds' management would run the combined company. Again, such a pre-condition may be in your best interests but is not in the best interests of your shareholders.

To date, we have no evidence that the Board is fulfilling its fiduciary duty by exploring all alternatives, including a sale of the company. One need only review the reactions of Wall Street firms to the June 1 press release -- some think you are doing nothing, some think you are trying to buy something, some think you are trying to engineer a sweetheart merger with no premium afforded the Reynolds shareholders and some think you are trying to maximize value by selling the company. This level of confusion is inappropriate and disruptive. We think it is unprecedented for a major public company to put out a press release which appears to commit it to explore alternatives to maximize value and yet seems to be so subject to interpretation that it can actually mean nothing at all.
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Furthermore, the press release said you "hope between now and the end of the year to provide [shareholders] with more specifics on where we are going." The deadline for specifics is already long overdue and this is an unacceptably vague commitment to provide the timely specifics that your owners are demanding. We believe that you are trying to buy time to execute a transaction best for you before being forced to pursue one that is best for us. Such a state of affairs is unfair to both your shareholders and your employees. If the purpose of the June 1 press release was merely to mollify your dissatisfied shareholders and dissuade us from taking further action to protect our investment, it will not work.

Sincerely,

/s/ Richard L. Grubman

Richard L. Grubman
Managing Director

cc: Board of Directors